UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 680, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits 99.1 to 99.2 included with this report are hereby incorporated by reference into the registrant’s registration statement on Form F-10 (File no. 333-222363) (the “Registration Statement”), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits
99.1	Consolidated financial statements for the years ended December 31, 2018 and 2017.
99.2	Management’s Discussion & Analysis for the year ended December 31, 2018.
99.3	Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

/s/ Fausto Di Trapani
Fausto Di Trapani
Chief Financial Officer

Date: February 14, 2019